19005576

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68655

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GM Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

833 East Michigan Street, Suite 1420
(No. and Street)

Milwaukee (City) Wisconsin (State) 53202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

262-879-0012
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jendrach Accounting and Professional Services, LLC
(Name – *if individual, state last, first, middle name*)

4811 South 76th Street, Suite 415 (Address) Greenfield (City) Wisconsin (State) 53092 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (11-05)

OATH OR AFFIRMATION

I, Bridget Spaulding, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GM Securities, LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Bridget J. Spaulding
Signature

Chief Financial Officer
Title

Kathryn A. Lemberger
Notary Public

Exp: 4-18-2020

KATHRYN A LEMBERGER NOTARY PUBLIC STATE OF WISCONSIN

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Jendrach Accounting and Professional Services, LLC
4811 South 76th Street, Suite 415
Greenfield, Wisconsin 53220

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of GM Securities, LLC.
Milwaukee, Wisconsin

We have audited the accompanying statement of financial condition of GM Securities, LLC as of December 31, 2018, and the related statements of operation, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of GM Securities, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GM Securities, LLC as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Aggregate Indebtedness and Net Capital and Form SIPC-7 have been subjected to audit procedures performed in conjunction with the audit of GM Securities, LLC's financial statements. The supplemental information is the responsibility of GM Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Aggregate Indebtedness and Net Capital and Form SIPC-7 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Jendrach Accounting & Professional Services, LLC
Greenfield, Wisconsin
February 14, 2019

GM Securities, LLC
Statement of Financial Condition
For the Year Ended December 31, 2018

ASSETS		
Current Assets:		
Cash and Equivalents	$	338,789
Prepaid Assets	$	1,309
Total Assets	**$**	**340,098**
LIABILITIES AND MEMBERS' EQUITY		
Liabilities:		
Current Liabilities	$	32,821
Equity:		
Members' Contributions	$	55,000
Retained Earnings	$	252,277
Total Liabilities and Members' Equity	**$**	**340,098**

The accompanying notes to financial statements are an integral part of these statements.

GM Securities, LLC
Statement of Operations
For the Year Ended December 31, 2018

Income:		
Consulting Billings	$	11,642,500
Interest Income	$	5,113
Total Income	**$**	**11,647,613**
Operating Expenses:		
Compensation and Bonus Expense	$	4,167,123
FICA and Medicare Expense	$	121,788
Allocated Payroll Expense	$	391,311
Expense Sharing	$	346,674
Rent Expense	$	39,600
FINRA Fees	$	19,832
SIPC Fees	$	17,469
Professional Fees	$	9,577
Email and Record Archive Service	$	3,750
Other G&A Expense	$	1,638
Total Operating Expenses	**$**	**5,118,762**
Net Income	**$**	**6,528,851**

The accompanying notes to financial statements are an integral part of these statements.

GM Securities, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2018

Beginning Equity balance as of 1/1/2018	$	285,426
Net Income as of 12/31/2018	**$**	**6,528,851**
Changes in Equity		
Capital Distributions	$	(6,507,000)
Ending Equity balance as of 12/31/2018	**$**	**307,277**

The accompanying notes to financial statements are an integral part of these statements.

GM Securities, LLC
Statement of Cash Flows
For the Year Ended December 31, 2018

Cash Flow from Operating Activities			
Net Income		**$**	**6,528,851**
Add:	Depreciation and Amortization	$	-
Add:	Changes in Non-Cash Current Assets	$	(1,309)
Add:	Changes in Liabilities	$	14,489
Net Cash Flow from Operating Activities		**$**	**6,542,031**
Cash Flow from Financing Activities			
Add:	Capital Distributions	$	(6,507,000)
Net Cash Flow from Financing Activities		**$**	**(6,507,000)**
Net Cash Increase, 1/1/2018 - 12/31/2018		**$**	**35,031**
Cash Balance at 1/1/2018		$	303,758
Ending Cash Balance at 12/31/2018		$	338,789
Change in Cash for the Year Ended 12/31/2018		$	35,031

The accompanying notes to financial statements are an integral part of these statements.

GM Securities, LLC
Notes to Financial Statements
For the Year Ended December 31, 2018

1. **Company Description**

   GM Securities, LLC ("Company") is a Wisconsin limited liability company organized effective January 31, 2014. Its predecessor was Minot Partners, LLC, a Wisconsin corporation that was organized on June 24, 2010. Minot Partners, LLC became a member of the Financial Industry Regulatory Authority (FINRA) in March 2011. Minot Partners' Form BD was amended with FINRA in January 2014 to reflect the name change to GM Securities, LLC. The Company limits its business to private placement of securities and mergers and acquisitions advisory services. It does not hold funds or securities for, or owe money or securities to, customers.

2. **Summary of Significant Accounting Policies**

   Cash and Equivalents

   Cash and Equivalents consist of the Company's checking and money market accounts.

   Use of Estimates

   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Revenue Recognition

   Revenues are recognized when earned.

   Income Taxes

   The Company was formed as a limited liability company (LLC). Income taxes due on the taxable income of a LLC are the responsibility of the members.

   The Company has implemented accounting for uncertainty in income taxes in accordance with accounting principles generally accepted in the United States of America. Management has evaluated its tax positions and has determined that no reserves for uncertain tax positions were required to have been recorded.

   Subsequent Events

   Management has evaluated subsequent events for possible recognition or disclosure through February 14, 2019, the date the financial statements were available to be distributed. There were no subsequent events that required recognition or disclosure.

3. **Related-Party Activities**

The Company has an Expense Sharing Agreement ("Agreement") with Grace Matthews, Inc. which was executed on January 28, 2014. Through this Agreement, the Company reimburses Grace Matthews, Inc. for certain services. Total reimbursements for the year ending December 31, 2018 were $5,026,896.

4. The Company leases its premises from a related party through a sublease. Rent expense for the year ended December 31, 2018 was $39,600. The rent agreement for the current office space was signed on March 23, 2016. The amended sublease was dated January 29, 2018.

5. **Filing Requirements**

There were no liabilities subordinated to claims of creditors during the period ended December 31, 2018. Accordingly, a statement of changes in liabilities subordinated to claims of creditors is not included in the financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

6. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2018, the Company's net capital and required net capital were $301,199 and $5,000, respectively. The ratio of aggregate indebtedness to net capital was 0.1090 to 1.

GM Securities, LLC
Net Capital Computation
December 31, 2018

GAAP Equity	$	307,277
Plus: Qualified Subordinated Liability and Credits	$	-
Less: Non-Allowable Assets	$	1,309
Less: Haircuts on Securities (2% Money Market Balance)	$	4,769
Net Capital	$	**301,199**
Net Capital Requirement	$	5,000
Excess Net Capital	$	**296,199**
Net Capital Less Greater of 10% of AI* or 120% of Net Capital Requirement	$	295,199

Computation of Aggregate Indebtedness to Net Capital:		
Total Liabilities	$	32,821
Ratio of Aggregate Indebtedness to Net Capital		**0.1090**

Computation for Determination of the Reserve Requirements Under Rule 15c3-3:
GM Securities, LLC is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(2)(i).

Information Relating to the Possession or Control Requirements under Rule 15c3-3:
GM Securities, LLC is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(2)(i).

Jendrach Accounting and Professional Services, LLC
4811 South 76th Street, Suite 415
Greenfield, Wisconsin 53220

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Members of GM Securities, LLC.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2018, which were agreed to by GM Securities, LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating GM Securities, LLC's compliance with the applicable instructions of Form SIPC-7. GM Securities, LLC's management is responsible for GM Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (SIPC -6 and SIPC -7), noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2018, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Jendrach Accounting & Professional Services LLC

Greenfield, Wisconsin
February 14, 2019

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended ______________
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-68655 DEA: FINRA FYE: December

GM Securities, LLC
833 E. Michigan Street, Suite 1420
Milwaukee, WI 53202

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Bridget Spaulding 414-278-1120

2. A. General Assessment (item 2e from page 2) $17,471
   B. Less payment made with SIPC-6 filed (**exclude interest**) (788)
      July 18, 2018
      Date Paid
   C. Less prior overpayment applied (______)
   D. Assessment balance due or (overpayment) ______
   E. Interest computed on late payment (see instruction E) for______days at 20% per annum ______
   F. Total assessment balance and interest due (or overpayment carried forward) $16,683
   G. **PAYMENT: √ the box**
      Check mailed to P.O. Box ☑ **Funds Wired** ☐ **ACH** ☐ $16,683
      Total (must be same as F above)
   H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

GM Securities, LLC
(Name of Corporation, Partnership or other organization)

Bridget J. Spaulding
(Authorized Signature)

Chief Financial Officer
(Title)

Dated the 13th day of February, 20 19.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 2018
and ending December 31, 2018

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$11,647,612
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	0
2d. SIPC Net Operating Revenues	$11,647,612
2e. General Assessment @ .0015	$17,471
	(to page 1, line 2.A.)

Jendrach Accounting and Professional Services, LLC
4811 South 76th Street, Suite 415
Greenfield, Wisconsin 53220

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of GM Securities, LLC
Milwaukee, Wisconsin

We have reviewed management's statements, included in the accompanying GM Securities, LLC, in which GM Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which GM Securities, LLC. claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) and GM Securities, LLC. stated that GM Securities, LLC. met the identified exemption provisions throughout the most recent fiscal year without exception. GM Securities, LLC.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about GM Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Jendrach Accounting & Professional Services, LLC
February 14, 2019
Greenfield, Wisconsin

Grace Matthews
GM Securities, LLC

833 East Michigan Street, Suite 1420
Milwaukee, WI 53202
Phone: 414-278-1120
Fax: 414-278-1119
gracematthews.com

January 31, 2019

To Whom It May Concern:

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

- GM Securities, LLC is a broker/dealer registered with the SEC and FINRA
- GM Securities, LLC claimed an exemption under paragraph (k)(2)(i) of Rule 15c3-3 for the year ended December 31, 2018
- GM Securities, LLC is exempt from the provisions of Rule 15c3-3 because it meets the conditions set forth in paragraph (k)(2)(i)) of the Rule as follows:

  As GM Securities, LLC's business is limited to private placement of securities and mergers and acquisitions advisory services, it does not hold funds or securities for, or owe money or securities to, customers.

- GM Securities, LLC has met the identified exemption provisions throughout the most recent fiscal year without exception.
- GM Securities, LLC has not recorded any exceptions to the exemption for the fiscal year ended December 31, 2018.

The above statement is true and correct to the best of my and the Firm's knowledge.

Sincerely,

GM SECURITIES, LLC

Bridget F. Spaulding

Bridget F. Spaulding
Chief Financial Officer

Grace Matthews
GM Securities, LLC

833 East Michigan Street, Suite 1420
Milwaukee, WI 53202
Phone: 414-278-1120
Fax: 414-278-1119
gracematthews.com

February 14, 2019

Jendrach Accounting and Professional Services, LLC
4811 South 76th Street, Suite 415
Greenfield, Wisconsin 53220

This representation letter is provided in connection with your audit of the financial statements of GM Securities, LLC, which comprise the statement of financial condition as of December 31, 2018, and the related statements of operations, changes in member's equity, changes in subordinated liabilities, and cash flows for the year then ended pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information, for the purpose of expressing an opinion as to whether the financial statements are presented fairly, in all material respects, in accordance with accounting principles generally accepted in the United States (U.S. GAAP). We are also responsible for adopting sound accounting policies, establishing and maintaining internal control, and preventing and detecting fraud.

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in the light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement.

We confirm, to the best of our knowledge and belief, as of February 14, 2019, the following representations made to you during your audit.

- We have fulfilled our responsibilities, as set out in the terms of the audit engagement letter dated September 6, 2018, including our responsibility for the preparation and fair presentation of the financial statements pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934, and the related notes to the financial statements and supplemental information.
- The financial statements referred to above are fairly presented in conformity with U.S. GAAP and include all disclosures necessary for such fair presentation and disclosures required to be included by the laws and regulations to which the Company is subject.
- We have provided you with:
    - Access to all financial records and other information, of which we are aware, that is relevant to the preparation and fair presentation of the financial statements, such as records, documentation, and other matters, including the names of all related parties and all relationships and transactions with related parties.
    - Additional information that you have requested from us for the purpose of the audit.
    - Unrestricted access to persons within the entity from whom you determined it necessary to obtain audit evidence.
    - Minutes of the meetings of stockholders, directors, and committees of directors, or summaries of actions of recent meetings for which minutes have not yet been prepared.
- We acknowledge our responsibility for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements and supplementary information that are free from material misstatement, whether due to fraud or error.
- We acknowledge our responsibility for the design, implementation, and maintenance of internal control to prevent and detect fraud.
- The books and records underlying the financial statements and supplemental information have been reconciled to supporting data and properly adjusted as necessary.
- All material transactions have been properly recorded in the accounting records and reflected in the financial statements.
- We have disclosed to you the results of our assessment of the risk that the financial statements may be materially misstated as a result of fraud.
- We have no knowledge of any fraud or suspected fraud that affects the entity and involves:

- Management,
- Employees who have significant roles in internal control, or
- Others where the fraud could have a material effect on the financial statements.

- We have no knowledge of any allegations of fraud or suspected fraud affecting the Company's financial statements communicated by employees, former employees, regulators, or others.
- We have no knowledge of any violations or suspected violations of laws and regulations whose effects should be considered when preparing financial statements or as a basis for recording a loss contingency.
- Related-party relationships or transactions, including sales, purchases, loans, transfers, leasing arrangements, guarantees, and amounts receivable from or payable to related parties, have been properly accounted for and adequately disclosed in the financial statements.
- Significant assumptions we used in making accounting estimates, including those measured at fair value, are reasonable.
- Significant estimates and material concentrations known to management have been properly disclosed in accordance with U.S. GAAP.
- The effects of uncorrected misstatements are immaterial, both individually and in the aggregate, to the financial statements as a whole. A list of the uncorrected misstatements is attached to the representation letter.
- The effects of all known actual or possible litigation, claims, and assessments have been accounted for and disclosed in accordance with U.S. GAAP.
- Guarantees, whether written or oral, under which the company is contingently liable, have been properly recorded or disclosed in accordance with U.S. GAAP.
- All securities exchange memberships and participation in joint accounts carried by others have been properly recorded.
- There are no material unrecorded assets or contingent assets, such as claims relating to buy-ins, unfulfilled contracts, etc., whose value depends on the fulfillment of conditions regarded as uncertain.
- All borrowings and financial obligations of which we are aware are included in the financial statements, and all borrowing arrangements of which we are aware are disclosed.
- There are no securities or investments not readily marketable owned by us or borrowed under subordination agreements.
- The Company has assessed the impact of FASB ASC 740, Income Taxes , and has determined that no material liability is required to be recorded.
- There are no borrowings or claims unconditionally subordinated to all claims or general creditors pursuant to a written agreement.
- We have disclosed to you all known actual or possible litigation, claims, and assessments whose effects should be considered when preparing the financial statements.
- There are no unasserted claims or assessments that our lawyer has advised us are probable of assertion and must be disclosed in accordance with *FASB Accounting Standards Codification 275, Risks and Uncertainties* .
- There are no other liabilities or gain or loss contingencies that are required to be accrued or disclosed under GAAP.
- There are no side agreements or other arrangements (either written or oral) that have not been disclosed to you.
- The company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged as collateral.
- Information about financial instruments with off-balance-sheet risk and financial instruments (including receivables) with concentrations of credit risk have been properly disclosed.
- We have no plans or intentions that may materially affect the carrying value or classification of assets and liabilities.
- We have complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.

- We understand and acknowledge our responsibility for the fair presentation of the Computation of Aggregate Indebtedness Net Capital and Form SIPC-7 in accordance with U.S. GAAP and Rule 17a-5 of the Securities and Exchange Act of 1934. We believe the Co, including its form and content, is fairly presented in accordance with U.S. GAAP and SEC Rule 17a-5. The methods of measurement and presentation of the Computation of Aggregate Indebtedness Net Capital and Form SIPC-7 have not changed from those used in the prior period. The form and content of Computation of Aggregate Indebtedness Net Capital and Form SIPC-7 complies, in all material respects, with the regulatory requirements of SEC Rule 17a-5. We are responsible for, and have disclosed to you, any significant assumptions or interpretations underlying the measurement and presentation of the supplemental information, and we believe that those assumptions or interpretations are appropriate.

- There have been no regulatory examination reports, supervising correspondence, or similar materials received from applicable regulatory agencies, including communications concerning supervisory actions or noncompliance with, or deficiencies in, rules, regulations, or supervisory actions during the year ended December 31, 2018 or through February 14, 2019.

- There are no capital withdrawals anticipated within the next six months other than in the ordinary course of business.

- We are responsible for establishing and maintaining adequate internal control for safeguarding the Company's securities and for the practices and procedures relevant to the objectives stated in SEC Rule 17a-5(g), including making periodic computations of aggregated indebtedness (or aggregate debits) and net capital under Rule 15c3-1 and for maintaining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we do not maintain practices and procedures related to the following:

    - Making quarterly securities examinations, counts, verifications, and comparisons, and recording the differences as required by Rule 17a-13.

    - Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

  We believe that our practices and procedures were adequate at February 14, 2019 to meet the SEC's objectives. There have been no significant changes in internal control since February 14, 2019.

- We acknowledge our responsibility for compliance with the identified exemption provisions throughout the year, and our assertions, are the responsibility of management. We have made available to you all records and other information relating to our assertions, including communications from regulatory agencies, internal auditors, and others who perform equivalent functions and compliance functions concerning possible exceptions to exemption provisions through the date of the review report. There have been no known events or other factors subsequent to the period addressed in our assertions that might significantly affect our compliance with the identified exemption provisions.

- The Company has been in compliance with the exemptive provisions of SEC Rule 15c3-3 at all times during the year ended December 31, 2018 and through February 14, 2019.

- Net capital computations prepared by us during the period January 1, 2018 through December 31, 2018 indicated that we were in compliance with the requirements of The Net Capital Rule (SEC Rule 15c3-1) at all times during the period. The Company is not subject to, and did not prepare, a calculation for the reserve requirements of SEC Rule 15c3-3.

- There were no significant deficiencies, material weaknesses, or material inadequacies at February 14, 2019 or during the period January 1, 2018 through December 31, 2018, in internal control over financial reporting and control activities for safeguarding the Company's securities (as well as other assets), and the practices and procedures followed in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital as defined in accordance with the Net Capital Rule (SEC Rule 15c3-1).

- There are no outstanding past due PCAOB accounting support fees.

- We are aware of the requirements regarding expense-sharing agreements as specified in SEC Rule 15c3-1(a)(2)(i)(F) and the July 11, 2003, letter issued by the Securities and Exchange Commission, Division of Market Regulation. We believe that the Company has sufficient documentation necessary to verify the financial independence of the affiliated entity assuming the Company's liabilities, has appropriately recorded all expenses relative to the operation of its business, and is in compliance with the Rule and the requirements stipulated in the letter.

No events have occurred subsequent to the balance sheet date and through the date of this letter that would require adjustment to, or disclosure in, the financial statements.

Signature: Bridget J. Spaulding

Title: Chief Financial Officer